AA 7-1-05

SECUR  IISSION

05043187

VE 7-1-05

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8-462


RECEIVED
JUN 1 3 2005
PROCESSING
SECTION
190

## FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/04 (MM/DD/YY) AND ENDING 03/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Janney Montgomery Scott LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 Market Street
(No. and Street)

| Philadelphia | PA | 19103 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard A. Thornton — 215-665-6155 (Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers
(Name – of individual, state last, first, middle name)

| Two Commerce Square 2001 Market St. | Philadelphia | PA | 19103 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 0 3 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Richard A. Thornton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Janney Montgomery Scott LLC, as of March 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Richard A. Thornton
Signature

Senior Vice President and Chief Financial Officer

Title

Notary Public 4-14-07


NOTARIAL SEAL
M. MATCHETT, Notary Public
City of Philadelphia, Phila. County
Commission Expires April 14, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Janney Montgomery Scott LLC and Subsidiaries

Consolidated Statement of Financial Condition

March 31, 2005 with Report of Independent Auditors



SEC MAIL PROCESSING
RECEIVED
JUN 1 3 2005
WASH. D.C.
190
SECTION

Janney Montgomery Scott LLC

Consolidated Financial Statement

March 31, 2005

## Contents

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

## Report of Independent Auditors

To the Member and Board of Managers of
Janney Montgomery Scott LLC and its subsidiaries

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Janney Montgomery Scott LLC and its subsidiaries (the "Company") at March 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

June 7, 2005

# Janney Montgomery Scott LLC

## Consolidated Statement of Financial Condition

March 31, 2005

| | |
|---|---|
| **Assets** | |
| Cash | $ 48,436,088 |
| Restricted cash | 2,250,000 |
| Receivable from brokers, dealers and clearing organizations: | |
| Securities borrowed | 3,221,695,804 |
| Securities failed to deliver | 1,857,294 |
| Clearing organizations | 14,364,220 |
| Other | 9,060,060 |
| Receivable from customers (net of $1,016,462 allowance for doubtful accounts) | 446,065,528 |
| Receivable from noncustomers | 910,194 |
| Securities owned, at market value | 72,235,258 |
| Investment in subsidiaries, partnerships and affiliates | 5,117,174 |
| Exchange memberships, at cost (market value $7,965,500) | 3,236,025 |
| Furniture, equipment and leasehold improvements at cost (net of accumulated depreciation and amortization of $48,590,635) | 10,674,080 |
| Goodwill | 51,136,236 |
| Other assets | 127,203,317 |
| Total assets | $ 4,014,241,278 |
| | |
| **Liabilities and member's equity** | |
| Short-term bank loans | $ 183,669,346 |
| Payable to brokers, dealers and clearing organizations: | |
| Securities loaned | 3,299,067,550 |
| Clearing organizations | 9,971,874 |
| Securities failed to receive | 1,730,374 |
| Other | 43,503 |
| Payable to customers | 86,846,629 |
| Securities sold, not yet purchased, at market value | 7,127,916 |
| Accounts payable and accrued liabilities | 101,155,043 |
| | 3,689,612,235 |
| | |
| Subordinated note payable | 22,000,000 |
| | |
| Member's equity | 302,629,043 |
| Total liabilities and member's equity | $ 4,014,241,278 |

*See accompanying notes.*

## 1. Organization

Janney Montgomery Scott LLC (the "Company") is a broker-dealer registered in fifty states, the District of Columbia and Puerto Rico, and a wholly owned subsidiary of Independence Square Properties LLC (the "Member"), which is a wholly owned subsidiary of The Penn Mutual Life Insurance Company ("Penn Mutual").

On March 22, 2005, the Company acquired 100 percent of the outstanding common shares of Parker/Hunter Inc ("Parker/Hunter"), a full-service stock brokerage and investment banking firm headquartered in Pennsylvania that operates 21 offices in Pennsylvania, Ohio, and West Virginia. Parker/Hunter has operated as a wholly owned subsidiary of the Company subsequent to acquisition.

Grant Street Capital Management LLC (the "General Partner") is the general partner of two partnerships, Grant Street Capital Partners LP and Grant Street Capital Partners (QP) LP (the "Partnerships"). The General Partner is a wholly owned subsidiary of Parker/Hunter, and all of the managing directors of the General Partner are officers or other employees of Parker/Hunter. The General Partner, has control of the Partnership. Therefore, the Partnerships are consolidated in these financial statements. At March 31, 2005, aggregate assets, liabilities and equity in the Partnerships was approximately $18,200,000, $3,400,000 and $14,800,000, respectively. Parker/Hunter's ownership interest in the Partnerships was approximately $600,000 at March 31, 2005.

## 2. Summary of Significant Accounting Policies

### Restricted Cash

Restricted cash at March 31, 2005 was $2,250,000, which represents cash in an escrow account in connection with the acquisition of Parker/Hunter Inc. This cash is not available to the Company for general corporate use.

### Securities Transactions

Proprietary and customer transactions in securities and listed options, including the related revenues and expenses, are recorded on a settlement-date basis, generally the next business day following the trade date for options and the third business day for securities. There would be no material effect on the financial statements if proprietary transactions and their revenues and expenses and commission revenue and expenses on customer transactions were recorded on a trade-date basis.

**2. Summary of Significant Accounting Policies (continued)**

Securities owned and securities sold but not yet purchased are valued at market value except for fixed income instruments whose value is determined by matrix pricing utilized by a recognized independent pricing service.

**Investment Banking**

Investment banking revenues are recorded as follows: management fees and underwriting fees as of the offering date and related sales commissions on settlement date.

**Securities Lending Activities**

Securities borrowed and securities loaned are generally reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral. In both types of transactions, the collateral deposited or received is in an amount generally in excess of the market value of securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained, deposited, or refunded as necessary.

**Financial Instruments**

Statement of Financial Accounting Standards No. 107, *Disclosures about Fair Value of Financial Instruments*, requires the Company to report the fair value of financial instruments, as defined. The fair value of the Company's subordinated debt is not determinable, as it's between related parties. Substantially all other of the Company's assets and liabilities are carried at fair value or contracted amounts that approximate fair value.

**Goodwill**

The Company accounts for goodwill according to the requirements of Financial Accounting Standards Board Statement No. 142, *Goodwill and Other Intangible Assets* ("FAS 142"). Upon adoption of FAS 142, the Company ceased amortization of goodwill in accordance with FAS 142 and reevaluates the book value of goodwill at least annually for impairment. As of March 31, 2005 no impairment has been recorded. Prior to the adoption of FAS 142, the Company recorded accumulated amortization of goodwill in the amount of $15,891,236.

Janney Montgomery Scott LLC

Notes to Consolidated Financial Statement (continued)

**2. Summary of Significant Accounting Policies (continued)**

**Employee Loans and Advances**

The Company provides certain Financial Consultants with loans as part of the Company's retention strategy of its key revenue producing employees. These loans are generally forgivable over a four to ten year period based upon continued employment with the Company. If the employee leaves before the term of the loan expires, the individual is required to repay the remaining balance.

**Income Taxes**

The Company is included in a consolidated federal income tax return filed by Penn Mutual. In accordance with the tax allocation policy of the consolidated group, the Company determines its federal income tax liability on a separate-return basis and makes the required tax payments to the Member.

**Promotional Advertising**
In accordance with SOP 93-7, the Company expenses advertising costs as incurred.

**Investments in Subsidiaries, Partnerships and Affiliates**
The Company's other investments represent its investments in limited partnerships and limited liability corporations which approximates fair value.

**Furniture, Equipment, and Leasehold Improvements**

All furniture, equipment, and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization. Amortization on leasehold improvements is provided on a straight-line basis over six years or the length of the lease, whichever is shorter. Furniture and equipment are depreciated using the modified accelerated cost recovery system generally over two to seven years. As of March 31, 2005 furniture & equipment, and leasehold improvements are $49,571,638 and $9,693,077 respectively. Accumulated depreciation on furniture & equipment and leasehold improvements are $42,570,538 and $6,020,097 respectively.

**Use of Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**3. Business Combinations and Dispositions**

On March 22, 2005, the Company acquired 100 percent of the outstanding common shares of Parker/Hunter Inc. The results of Parker/Hunter's operations for the period March 23, 2005 through March 31, 2005 were not material to the March consolidated operating results. The results of Parker/Hunter's operations will be included in the consolidated financial statements beginning April 1, 2005. Parker/Hunter is principally engaged in providing securities brokerage, investment banking, asset management, and related financial services to individuals, institutions, corporations, and municipalities in Pennsylvania, Ohio, & West Virginia. As a result of the acquisition, the Company expanded its presence in those markets. The aggregate purchase price net of cash acquired was $60,044,616, which includes $2,250,000 of cash held in escrow.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

| | | |
|---|---|---|
| Current Assets, net of cash acquired | $ | 41,434,363 |
| Furniture, equipment, & leasehold improvements | | 1,758,782 |
| Exchange memberships | | 1,550,000 |
| Intangible assets | | 8,700,000 |
| Goodwill | | 37,206,442 |
| Other assets | | 13,461,941 |
| Total Assets Acquired | $ | 104,861,528 |
| Current Liabilities | | 44,066,912 |
| Total Liabilities Assumed | $ | 44,066,912 |
| Net Assets Acquired | $ | 60,044,616 |

The $8,700,000 of acquired intangible assets, included in other assets, has a weighted average useful life of approximately 11 years. The intangible assets that make up that amount include a trade name of $300,000 (2-year weighted average useful life), and customer related intangibles of $8,400,000 (11-year weighted average useful life)

## 4. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, consist of the following at March 31, 2005:

| | Owned | Sold, Not Yet Purchased |
|---|---|---|
| U.S. Government and agency obligations | $ 6,410,540 | $(1,640,545) |
| State and municipal obligations | 25,024,298 | (546,550) |
| Corporate obligations | 3,971,912 | (179,775) |
| Equities, insurance, & mutual funds | 36,828,508 | (4,761,046) |
| | $ 72,235,258 | $(7,127,916) |

## 5. Short-term Bank Loans

The Company borrows from three banks in connection with the securities settlement process and to finance margin loans made to customers. The Company is required to collateralize amounts borrowed in excess of $18,000,000 from one of these banks. At March 31, 2005, these three banks extended short-term bank loans in the amount of $142,340,000 which was collateralized by customer-owned securities valued at approximately $153,638,132 and $5,672,052 of Firm securities. The bank loans are demand obligations and generally require interest based upon the Federal Funds rate. At March 31, 2005, the weighted-average interest rate on these borrowings was 3.00%. All of the remaining bank loans, which consist of overdrafts of depository accounts of $41,329,346 are not collateralized.

## 6. Subordinated Note Payable

The subordinated note payable (the "Note") is subordinated to the claims of general creditors and consists of a note issued pursuant to a cash subordination agreement in the amount of $22,000,000, which is due to Penn Mutual on July 16, 2008. The Note was approved by the New York Stock Exchange, Inc. (the "NYSE") and is available in computing net capital under the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule ("Rule 15c3-1"). Interest is payable semi-annually on July 15 and January 15, at a floating rate which was 3.84% at March 31, 2005. The Note may only be repaid contingent upon the Company's continued compliance with its minimum net capital requirements. Interest payable on the Note was $175,999 as of March 31, 2005 included in accounts payable and other liabilities.

## 7. Member's Equity

The Company entered into an operating agreement with the Member which sets forth the rights, obligations, and duties with respect to the Company. According to the operating agreement, the Member shall not be personally liable to creditors of the Company for debts, obligations, liabilities, or losses of the Company, except as required by law. The Member has the right, but is not required, to make capital contributions upon request of the Company. The Member may require the Company to make distributions of cash or property at such times and amounts as it determines, subject to regulatory limitations and approval.

## 8. Income Taxes

Deferred income tax assets and liabilities arise from temporary differences between the tax basis of an asset or liability and its reported amount in the statement of financial condition. At March 31, 2005, accounts payable and accrued liabilities include $3,027,957 of which $2,806,351 is due to the Member for estimated taxes. In addition, the Company had a net deferred income tax asset of $9,723,801, consisting of $12,768,801 in deferred tax assets and $3,045,000 in deferred tax liabilities. The Company's deferred tax asset, included in other assets, primarily reflects accrued expenses, which are not currently deductible for income tax purposes net of tax liabilities related to the acquisition of Parker/Hunter.

## 9. Regulatory Requirements

The Company is subject to Rule 15c3-1 of the SEC and the capital rules of the NYSE. The Company has elected to use the alternative method permitted by Rule 15c3-1 which requires that it maintain minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The NYSE may prohibit a member firm from expanding its business or paying cash dividends/distributions if resulting net capital would be less than 5% of aggregate debit items, as defined, and may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items, as defined. At March 31, 2005, the Company's net capital was $124,680,211 of which was $115,707,181 in excess of 2% of aggregate debit items, as defined, and the Company's net capital percentage was 27.79%.

Parker/Hunter is subject to Rule 15c3-1 of the SEC and the capital rules of the NYSE. Under the computation provided for in the Rule 15c3-1, Parker/Hunter is required to maintain "net capital" equal to the greater of $1,500,000 or 6-2/3% of "aggregate indebtedness," as those terms are defined in the Rule. At March 31, 2005, Parker/Hunter had net capital and a net capital requirement of $7,619,072 and $1,500,000, respectively, and a ratio of aggregate indebtedness to net capital of 2.82 to 1.

## 9. Regulatory Requirements (continued)

As a clearing broker/dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker/Dealers (the "PAIB"), as defined. The PAIB is completed to allow each correspondent firm that uses the Company as its clearing broker/dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. At March 31, 2005, the Company has no reserve requirement for PAIB.

## 10. Intangible Assets & Goodwill

SFAS No. 142 provides that goodwill is not amortized and the value of an identifiable intangible asset must be amortized over its useful life, unless the asset is determined to have an indefinite useful life. Goodwill and indefinite-life intangible assets are analyzed at least annually for impairment. During fiscal year 2005 no impairment charges were recognized. Estimated amortization expense on identifiable intangible assets for each of the next five fiscal years is as follows:

| | |
|---|---|
| 2006 | $ 1,644,000 |
| 2007 | 1,544,000 |
| 2008 | 1,243,000 |
| 2009 | 1,075,000 |
| 2010 | 857,000 |
| 2011 and thereafter | 2,337,000 |
| | $ 8,700,000 |

## 11. Commitments and Contingencies

At March 31, 2005, the Company's future minimum rental commitments on the leases for its main office and 96 sales offices under noncancelable operating leases were as follows:

| | |
|---|---|
| 2006 | $ 14,216,061 |
| 2007 | 12,797,100 |
| 2008 | 11,797,573 |
| 2009 | 11,233,323 |
| 2010 | 10,351,344 |
| 2011 and thereafter | 24,984,530 |
| | $ 85,379,931 |

The total rental expense included in occupancy and equipment costs, including equipment rentals, for the year was $18,275,917. Certain leases contain provisions for escalations.

**11. Commitments and Contingencies (continued)**

The Company, together with various other brokers, dealers, corporations, and individuals, has been named as a defendant in a number of actual and purported class-action lawsuits, many of which involve material or undeterminable amounts and alleged violations of federal and state securities laws. The Company is also a defendant in other lawsuits and regulatory matters incidental to its securities business. Management of the Company believes, after consultation with outside legal counsel, that the resolution of these various matters will not result in any material adverse impact on the financial position of the Company. However, the results of operations could be materially affected during any period if liabilities in that period differ from the Company's prior estimates, and the Company's cash flow could be materially affected during any period in which these matters are resolved. In accordance with SFAS No. 5 "Accounting for Contingencies," the Company has established provisions for estimated losses from pending complaints, legal actions, investigations, and proceedings. The ultimate costs of litigation-related charges can vary significantly from period to period, depending on such factors as market conditions, the size and volume of customer complaints and claims, including class action suits and recoveries from indemnification, contribution or insurance reimbursements. At March 31, 2005 the Company's liability for losses and contingencies was $8,015,000.

Parker/Hunter believes that there has been a misappropriation of funds from a small number of customer accounts by a Parker/Hunter employee. However, because of the preliminary nature of the investigation, Parker/Hunter is unable to estimate the restitution that will ultimately be due to its customers. Parker/Hunter is continuing its investigation of these matters and believes the restitution to any customer will be covered by insurance. Parker/Hunter accrued $100,000 for the amount of the insurance deductible as of March 31, 2005. In the event that insurance does not fully cover this matter, the impact of this matter could have a material adverse effect on the financial position of Parker/Hunter. Additionally, any amount not fully covered by insurance may be included in the aggregate purchase price of Parker/Hunter resulting in an increase of the Company's goodwill.

The Company has investments in various partnerships to which it is required to commit a maximum amount of capital. As of March 31, 2005, the Company has contributed $7,885,738 as an investment and is committed to an additional $2,114,262. Under the terms of the partnership agreements, certain losses are allocated to the Company and the general partners before being allocated to the limited partners. The Company may in the future, under certain conditions, be required to contribute additional capital up to its maximum commitment with no resulting investment value. The Company has outstanding underwriting agreements and when-issued contracts which commit it to purchase securities at specified future dates and prices. The Company pre-sells such issues to manage risk exposure related to these off-balance-sheet commitments. Subsequent to March 31, 2005, such transactions settled with no material effect on the financial statements as of that date.

## 12. Financial Instruments with Off-Balance-Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In addition, the Company has sold securities, on a proprietary basis, that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at March 31, 2005, at market values of the related securities, and will incur a loss if the market value of the securities increases subsequent to March 31, 2005.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not owned by the customers, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

## 12. Financial Instruments with Off-Balance-Sheet Risk and Concentrations of Credit Risk (continued)

At March 31, 2005, customer margin securities of $545,561,266 and stock borrowings of approximately $3,120,358,695 were available to the Company to utilize as collateral on various borrowings or other purposes. The Company utilized $153,638,132 of these available securities as collateral for bank loans and $3,185,915,351 in stock loan agreements.

At March 31, 2005, the Company had utilized $25,047,059 of securities owned by customers as collateral for Option Clearing Corporation ("OCC") margin requirements.

## 13. Employee Benefit Plans

The Company has a qualified defined contribution profit-sharing plan which covers all employees who meet certain eligibility requirements. Contributions to this plan are determined on a discretionary basis by the Board of Managers. As of March 31, 2005 Parker/Hunter contributes to a 401(k) plan which is extended to all eligible employees. The 401(k) plan is a defined contribution plan. Parker/Hunter's 401 (k) plan will be merged into the Company's defined contribution profit sharing plan on June 25, 2005.

The Company has a nonqualified deferred compensation plan for certain financial consultants, which provides for full vesting after five or ten years. The participants' balances change based on a variable rate of return.